SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

24/7 REAL MEDIA, INC.

(Name of Subject Company)

24/7 REAL MEDIA, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

901314203

(CUSIP Number of Class of Securities)

David J. Moore
Chairman and Chief Executive Officer
24/7 Real Media, Inc.
132 West 31st  Street
New York, NY 10001
(212) 231-7100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Ronald R. Papa, Esq.

Ori Solomon, Esq.

Proskauer Rose, LLP

1585 Broadway

New York, NY 10023

(212) 969-3000

☐                                    Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by 24/7 Real Media, Inc., a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on May 31, 2007 relating to the tender offer commenced by WPP Group plc, a United Kingdom public limited company (“WPP”), through its indirect wholly-owned subsidiary, TS Transaction, Inc., a Delaware corporation (the “Purchaser”), to acquire all of the outstanding Shares in exchange for $11.75 net to the sellers in cash without interest per Share, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase dated May 31, 2007 and in the related Letter of Transmittal contained in the Schedule TO filed by WPP and Purchaser with the SEC on May 31, 2007. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

                The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 9. EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

“(a)(9)	Piper Jaffray & Co. announcement”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

24/7 REAL MEDIA, INC.

By	/s/ Mark E. Moran
Mark E. Moran
Executive Vice President, General Counsel and Secretary

Dated:  June 8, 2007

EXHIBIT INDEX

(a)(9)	Piper Jaffray & Co. announcement